Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

COMARCO, Inc.

Irvine, California

We consent to incorporation by reference in the Registration Statement (No. 33-44943) on Form S-8 of Comarco, Inc. of our report dated June 20, 2007, with respect to the statements of net assets available for benefits of Comarco, Inc. Savings and Retirement Plan as of December 31, 2006 and 2005 and the related statements of changes in net assets available for benefits for each of the years ended December 31, 2006, 2005 and 2004 and the related supplemental schedule which report appears in the December 31, 2006 annual report on Form 11-K of Comarco, Inc. Savings and Retirement Plan. Our report refers to the adoption of FSP AAG INV-1 and SOP 94-4-1 related to the reporting of the valuation of certain investment contracts.

/s/Lesley, Thomas, Schwarz & Postma, Inc.

Newport Beach, California

June 20, 2007